Exhibit 99.1

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS

FOR NINE MONTHS ENDED DECEMBER 31, 2015

Herndon, VA***February 16, 2016***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its third fiscal quarter ended December 31, 2015.

Revenues for the three months ended December 31, 2015 were $33.5 million compared with revenues of $34.5 million for the three months ended December 31, 2014. Gross profit for the three months ended December 31, 2015 was $3.4 million (10.1% of revenues) compared with $5.0 million (14.5% of revenues) for the three months ended December 31, 2014. Operating loss for the three months ended December 31, 2015 was $1.0 million compared with operating income of $0.4 million (1.0% of revenues) for the three months ended December 31, 2014. Net loss for the three months ended December 31, 2015 was $0.7 million, or $0.07 per basic and diluted share outstanding, compared with net income of $0.2 million, or $0.02 per basic and diluted share outstanding for the three months ended December 31, 2014.

Revenues for the nine months ended December 31, 2015 were $101.6 million compared with revenues of $106.5 million for the nine months ended December 31, 2014. Gross profit for the nine months ended December 31, 2015 was $12.8 million (12.6% of revenues) compared with $15.2 million (14.3% of revenues) for the nine months ended December 31, 2014. Operating loss for the nine months ended December 31, 2015 was $2.1 million compared with operating income of $2.1 million (1.9% of revenues) for the nine months ended December 31, 2014. Net loss for the nine months ended December 31, 2015 was $1.3 million, or $0.13 per basic and diluted share outstanding, compared with net income of $1.3 million, or $0.13 per basic and diluted share outstanding for the nine months ended December 31, 2014.

Changes in revenues for the three months ended December 31, 2015, included decreases in security services from California based technology companies, New York based healthcare facilities, construction related services and other commercial, industrial and residential customers. These decreases were partly offset by increases in aviation related services with several domestic and international airlines operating primarily in New York and California.

The decrease in revenues for the nine months ended December 31, 2015 was primarily due to a reduction of revenues from a major transportation company following the loss of a Western region security services contract with the customer effective May 31, 2014, a net reduction in revenues at New York based healthcare facilities, California based technology companies, and various other commercial, industrial and residential customers. These decreases were partly offset by increases in aviation related services with several domestic and international airlines operating primarily in New York and California.

The decrease in operating income for the three months ended December 31, 2015 as compared with the three months ended December 31, 2014, was driven primarily by an increase in workers compensation costs and decreases in revenues from certain groups of customers as noted above. These decreases were partially offset by increases in aviation related services with several domestic and international airlines and reductions of certain operating expenses.

The decrease in operating income for the nine months ended December 31, 2015, as compared with the nine months ended December 31, 2014, was driven primarily by a $1.4 million provision in our fiscal second quarter related to the settlement of a California class action lawsuit, a $1.1 million increase in workers compensation costs as described below, a net reduction in revenues from New York based healthcare facilities, the loss of the Western region security services contract with a major transportation company, and decreases in revenues from other commercial, industrial and residential customers, partly offset by a decrease in certain operating expenses.

The decreases in net income for the three and nine months ended December 31, 2015, compared to the same periods of the prior year were due to the above mentioned decrease in operating income and a decrease in equity earnings of Ocean Protection Services (OPS), partly offset by a reduction in income taxes. The decreases in the earnings of OPS for the three and nine months ended December 31, 2015 compared to the same periods of the prior year were the result of an overall decline in shipping in high risk regions, a reduction in total missions as well as changes in the number and composition of assigned security personnel.

The non-cash adjustment to the Company’s workers compensation reserves of $1.1 million was in large part due to the change on October 1, 2014 from a carrier managed claims program to a third party administrator (TPA) managed program and the change of the Company’s workers compensation insurance carrier. Under the former carrier managed claims approach, the carriers controlled day-to-day claim management activities, including the estimation of total future claim costs, management and settlement strategies. Under our current TPA managed program, the Company retains a greater level of influence and control over the planning and oversight of decisions regarding day-to-day management of claims, estimating total and future estimated costs, developing and managing settlement strategies and activities designed to lead to a more timely and efficient resolution of claims. An element of this initiative includes developing a more timely and accurate acknowledgement of the eventual total cost of each claim. The Company believes these improved management practices and the TPA managed program will help to mitigate increases in workers’ compensation costs in future years. However, these changes have led to an acceleration of the recognition of costs earlier in the life of a claim.

Craig P. Coy, Chief Executive Officer of Command Security, said, “We continue to see positive progress on the major challenges that have faced the Company. During the last nine months, we have resolved a major class action lawsuit similar to those impacting most security companies in California, and addressed two other major law suits which combined have adversely impacted the Company by approximately $2 million. In addition, over the past year we have aggressively improved our oversight and management of our workers compensation program by revamping our management practices and insurance carrier arrangements which has contributed to the $1.1 million non-cash adjustment. We believe these improvements will serve to mitigate increases in workers’ compensation costs in future years. Our efforts to garner new, larger contracts are beginning to show success and we continue to remain confident that the U S. Postal Service delay will be resolved in the near term. Our entire team has labored diligently through increased operational tempos for the holiday surge season and through challenging weather events. Their dedication and our commitment to serving our customers remains a hallmark of our culture and bodes well for our future.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2015, and the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2015, each of which has been filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
Income Statement Highlights	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2015	2014	2015	2014
Revenues	$33,541,493	$34,516,424	$101,652,360	$106,501,072
Gross profit	3,387,310	4,996,830	12,765,899	15,220,353
General and administrative	4,321,435	4,606,262	13,011,542	13,191,477
Litigation settlement	-	-	1,400,000	-
Operating income (loss)	(1,018,920)	359,147	(2,102,967)	2,052,896
Equity earnings in minority investment of unconsolidated affiliate	(24,304)	125,000	112,000	370,000
Provision for (benefit from) income taxes	(418,000)	243,000	(810,000)	1,043,000
Net income (loss)	(672,287)	208,060	(1,301,204)	1,258,102
Net income (loss) per common share:
Basic	(0.07)	0.02	(0.13)	0.13
Diluted	(0.07)	0.02	(0.13)	0.13
Weighted average number of common shares outstanding:
Basic	9,792,618	9,718,870	9,764,564	9,606,271
Diluted	9,792,618	9,952,518	9,764,564	9,868,139

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	December 31, 2015	March 31, 2015
	(Unaudited)	(Audited)
Cash and cash equivalents	$406,646	$2,435,839
Accounts receivable, net	24,295,978	21,712,036
Total current assets	28,843,937	29,084,474
Total assets	37,691,169	36,587,155
Short-term debt	7,567,517	6,000,000
Total current liabilities	16,907,888	15,428,407
Total liabilities	18,257,961	16,012,976
Stockholders’ equity	19,433,208	20,574,179
Total liabilities and stockholders’ equity	$37,691,169	$36,587,155